August 23, 2005
Michael Moran, Esq.
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	UnitedAuto Group, Inc.
File No. 1-12297
Form 10-K for the year ended December 31, 2004
Dear Mr. Moran:
Following is a response to the comment raised in your August 4, 2005 letter to James Davidson, Chief Financial Officer of United Auto Group, Inc. (the “Company”). For ease of review we have reproduced your original comment.
1.	We note you include the changes in your floor plan notes payable as an operating activity on the statement of cash flows. Please tell us how this operating activities classification is consistent with paragraphs 21-24 of SFAS 95 and why financing activities classification is not more appropriate. Borrowings and repayments on floor plan notes payable for new and used vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. When the lender is affiliated with the manufacturer, those borrowings and repayments should be included in operating activities similar to accounts payable treatment. See paragraph 23a of SFAS no. 95. Also, note that Rule 5-02 (19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings.

Essentially all of the inventory acquired by the Company using floorplan notes payable is provided through facilities sponsored by finance subsidiaries of automobile manufacturers, and the preponderance of such vehicles are acquired by our franchised dealerships utilizing finance subsidiaries of the vehicle manufacturer for the franchise which is acquiring the inventory. In limited circumstances, we finance the purchase of inventory utilizing the finance subsidiary of a manufacturer other than the manufacturer for the franchise which is acquiring the inventory. Our decision to utilize a floorplan facility other than that offered by a manufacturer for a particular franchise relates primarily to efforts to minimize costs or streamline transaction processing in offices that account for the activities of more than one franchise. The floorplan facility we utilize does not alter the process of, and has no substantive impact on the economics of, the Company’s vehicle procurement activities.

In the retail automotive industry, floorplan notes payable are a universally accepted method of financing the accounts payable associated with the acquisition of vehicle inventory held for sale. The Company strongly believes that, regardless of the manufacturer floorplan facility utilized to acquire our inventory, classification of all floorplan activity as an operating activity in our cash flow statement is appropriate and in accordance with the intent of SFAS No. 95, based on the following rationale:
•	The incurrence of floorplan notes payable represents an activity necessary to acquire inventory for resale, resulting in trade payables as contemplated in paragraph 23a of SFAS No. 95 as opposed to traditional lines of credit or other borrowing facilities as contemplated in Paragraph 18 of SFAS No. 95. As a result the Company has historically accounted for all floorplan financing as accounts payable, with all changes in floorplan payables considered to be operating in nature and not a financing source of cash flows. This treatment is consistent with the accounting followed by our peer group. Please refer to the filings of AutoNation, Sonic Automotive, Group 1 Automotive, Lithia Motors and Asbury Automotive Group.

•	The floorplan financing source pays the supplier directly for vehicles acquired by our franchised dealerships. As a result the Company does not realize any cash flows relating to such vehicles until they are sold. At the time of sale, the Company receives an operating cash inflow from the customer and pays the floorplan provider for the inventory with the proceeds from the sale, which represents the offsetting operating cash outflow. If we were to reflect the payment to the floor plan provider as a financing cash flow when the inventory purchase has been financed through a finance subsidiary of a manufacturer other than the manufacturer for the franchise acquiring the inventory, the Company would never reflect an operating cash outflow as it relates to the purchase of those vehicles. We believe such a presentation would be misleading and would not provide users of the financial statements a comprehensive understanding of our operations.

•	The major terms of the floorplan borrowings are similar regardless of the manufacturer financing institution (e.g. collateral requirements, repayment terms, interest rates, etc.). It is the Company’s belief that different cash flow classification for a portion of what is essentially the same transaction is inconsistent with the intent of SFAS No. 95.
Additionally;
•	Standard & Poor’s rating methodology relating to the public automotive retail sector also views floorplan financing as trade payables rather than debt. This is based on their belief that there is a ready market offered by the manufacturers and commercial lending institutions for these types of programs, the high loan to value ratio of floorplan notes payable, and the fact that manufacturers typically offer various forms of subsidies that largely offset the borrowing costs associated with floorplan facilities.
With respect to Rule 5-02 (19)(a) of Regulation S-X, the Company believes that our current presentation of floorplan notes payable appropriately reflects the nature of such liabilities as trade payables related to the acquisition of inventory for resale in the normal course of business.
Sincerely
James R. Davidson
Executive Vice President — Finance
Cc: Robert Kurnick